Mail Stop 03-09
							February 7, 2005



Ms. Patricia A. Constante
President and Chief Executive Officer
The MIIX Group, Incorporated
Two Princess Road
Lawrenceville, New Jersey 08648

RE:	The. MIIX Group, Incorporated
	Form 8-K filed January 31, 2005
            File No. 001-14593


Dear Ms. Constante:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanations. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please revise your disclosure to stipulate whether Ernst &
Young
LLP "resigned, declined to stand for re-election or was dismissed."
See Item 304(a)(1)(i) of Regulation S-K and revise accordingly.
2. Please revise your disclosure to stipulate whether Ernst &
Young
LLP`s resignation was "recommended or approved by" the Board of Directors. See Item 304(a)(1)(iii) of Regulation S-K and revise accordingly.
3. Please revise the disclosure in the filing to state if there were any disagreements during the subsequent interim period through the date of resignation. See Item 304(a)(1)(iv) of Regulation S-K and revise accordingly.
4. In providing the disclosures required by Item 304(a)(1)(iv) of Regulation S-K, it is not appropriate to state "in connection with the audit" regarding the two most recent fiscal years. Please revise accordingly.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

The amendment requested should be filed via EDGAR within 5
business
days of the date of this letter and should be reviewed by the former
accountants. The letter required by Exhibit 16 should cover the revised disclosures. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Direct any questions regarding the above to me at (202) 942-7332


							Sincerely,




							Kevin Woody
						            Staff Accountant


??

??

??

??

Ms. Patricia A. Constante
The MIIX Group, Incorporated
Page 2